Demotech, Inc.

Form NRSRO – Annual Certification

March 2023

Exhibit 2

Procedures and Methodologies Used
to Determine Credit Ratings

2715 Tuller Parkway Dublin, Ohio 43017-2310
Tel: 614 761-8602 800 354-7207 Fax: 614 761-0906
www.demotech.com

Demotech, Inc.

Rating Procedures & Methodologies

The following document provides a general description of the procedures and methodologies used by Demotech to determine ratings. The procedures and methodologies discussed in this document are intended to provide users of Demotech's ratings with a general understanding of how Demotech determines and assigns ratings. The most current versions of Demotech's procedures and methodologies for determining ratings are provided to the Securities and Exchange Commission with Form NRSRO on an annual basis and are available on Demotech's website, www.demotech.com.



Demotech's Philosophy

Demotech's rating process provides an objective baseline for assessing solvency based upon changes in financial stability, as manifested over time in an entity's balance sheet, income statement, and other financial statements. While Financial Stability Ratings® (FSRs) are predominantly based upon a series of quantitative ratios, certain qualitative factors are also considered in the analysis. An FSR summarizes Demotech's opinion as to an insurer's ability to insulate itself from the business cycle that exists in the general economy as well as the underwriting cycle that exists in the insurance industry in the jurisdictions where the entity operates. Thus, an FSR summarizes Demotech's opinion as to the relative ability of an insurer to honor meritorious claims during a downturn in general economic conditions as well as a downturn in the underwriting cycle.

Demotech's focus on determining ratings is unique. While Demotech acknowledges and recognizes the importance of the profitability of the entity assigned a rating, we believe that balance sheet strength and financial integrity are the ultimate determinants of the long term financial stability required to effectively implement the entity's business model and thereby honor meritorious claims. Accordingly, while operating profit remains an important element and consideration of FSRs, the ability of an insurer to remain financially stable under a variety of economic scenarios requires a focus on balance sheet integrity, including a review of the quality and quantity of reinsurance protection as well as the relative adequacy of loss and loss adjustment expense reserves.

Demotech believes that financial stability can be independent of size. We believe well-managed, properly reinsured, regional and specialty insurers can be as financially stable as larger insurers.

FSRs present Demotech's opinion of the ability of the insurer to meet its insurance-related obligations based upon our assessment and interpretation of financial information and other information requested by and presented to us. FSRs are not an endorsement of any particular insurer or its products. Insureds, producers, and third parties need to independently evaluate their relationship with a particular insurer as well as the applicability of that insurer's products to their needs.



Demotech's Rating Procedures

⬙ **Initiation of the rating process**

Ratings from Demotech are typically solicited by the entity seeking the rating. Demotech requires the participation of the rated entity to complete its review and assign a final rating. Demotech does not publish unsolicited ratings for particular entities and does not publish ratings unless an entity agrees to finalize a rating assignment. When an entity agrees to participate in the rating process, Demotech will review certain publicly available information and request that the entity submit such additional information as may be required by Demotech for a full review of the entity. Demotech accepts rating assignments only if it determines it has the necessary information, resources, and expertise to review the entity and assign an informed rating. All engagements are subject to Demotech's Code of Conduct and other policies. Finalized rating assignments and subsequent monitoring generally occur only for entities who have engaged Demotech for its rating services.

⬙ **Public and non-public sources of information used in determining credit ratings**

Demotech will issue a rating only after it has received and reviewed all financial data and qualitative information that it deems relevant and that would be required to apply an analysis process consistent with the risks that the entity appears to present. This information includes publicly available information (which includes annual and quarterly financial statements, and which may also consist of statements of actuarial opinion, management discussion and analysis, regulatory filings, including rate, rule, and form filings, and other information), nonpublic information obtained from the entity (which may include but is not necessarily limited to information related to reinsurance programs, business plans, financial projections, risk management procedures, or financial statements and other information related to a parent, subsidiary or affiliated entity), and other information provided by agents or third-party vendors of the entity, such as auditors, actuaries, reinsurers, third party administrators, managing general agencies, and other vendors or service providers.

Demotech obtains information from sources considered reliable. Demotech reviews the data and information it receives for reasonableness and consistency, but does not independently audit the data it receives and assumes no responsibility for data provided by rated entities or prepared by third parties.

If Demotech concludes that it does not possess the information that it requires or sufficient analysts necessary to issue an informed credit rating, Demotech will not issue a rating to an entity.

⬙ **Quantitative and qualitative models and metrics used to determine credit ratings**

Demotech ratings are determined using quantitative and qualitative considerations.

For reviewing established entities with representative operating histories, the quantitative considerations are of primary importance. Demotech's Financial Stability Analysis Model is a component of the rating assignment process and includes a review as well as computation and analysis of critical financial ratios to determine the current and anticipated financial stability of the entity being reviewed.

For reviewing new entities or those without representative operating history, the quantitative considerations include a review of the pro forma financial information, critical assumptions, business plan, and qualifications and experience of management or its anticipated vendors and service providers.



Demotech's review and analysis process also includes certain qualitative factors such as operating environments, business models and operating plans, enterprise risk management, corporate governance, ownership and management, and access to capital. Business models and specific business risks provide context for our quantitative review, inform other aspects of our review, and may be considered in determining a rating.

Additional information about the metrics and criteria considered in Demotech's review process is included with a description of Demotech's Financial Stability Rating® Methodology.

Procedures for interacting with the management of a rated obligor or issuer

Demotech requires access to an authorized representative of a rated entity. Each rated entity must designate a contact person at the entity prior to Demotech finalizing a rating. As the extent and nature of Demotech's interactions with representatives of the rated obligor are dependent upon the complexity of the rated obligor and our understanding of its business model, interactions with management or other authorized representatives of the rated entity occur on an as-needed basis. When it is deemed necessary, our analysts may communicate with the representative of the rated entity that has been designated as the contact person for rating purposes in order to gain additional information or for clarification about information obtained. When our analysts deem it necessary to do so, they may require a meeting with managers or division heads in other critical functional areas of the entity, such as sales, marketing, underwriting, investment, claims, actuarial, accounting, or reinsurance. Demotech may also request permission to communicate with third party vendors to gain additional information about the entity.

Process for reviewing and approving credit ratings

When an entity engages Demotech for a rating, an analyst or team of analysts is assigned to review the entity and monitor the entity after the assignment of a rating. Demotech obtains all necessary information to complete its review. Once a thorough analysis of the entity to be rated has been completed by the assigned analyst, the analyst will determine a recommended preliminary rating (in the case of the initial assignment of a rating) or a recommended rating action (in the case of monitoring a previously assigned rating). The recommendation and supporting analysis is submitted to the Chief Ratings Officer, or, when necessary, another senior analyst for review and approval. The Chief Ratings Officer, or another senior analyst as the case may be, may approve the recommended rating, request additional information or analysis, or recommend a different rating based on the review and analysis. If there is disagreement between the lead analyst and approving analyst as to the rating action, a third analyst will participate in the review to determine the rating action.

Once a rating assignment is approved, the rating will be communicated to the rated entity. If the entity agrees to finalize the rating, then the rating information disclosure form required by SEC Rule 17g-7 will be finalized and attested to by the Chief Ratings Officer or another senior analyst who participated in the approval of the rating. If the rated entity disagrees with the rating assignment, it has the opportunity to provide additional information, or clarification related to factual errors, omissions, or misperceptions that would have a material effect on the rating. In the case of monitoring an assigned rating, where feasible, a downgrade or withdrawal of the rating will be communicated to the rated entity with an opportunity for the entity to appeal the rating action and provide additional information, or clarification related to factual errors, omissions, or misperceptions that would have a material effect on the downgrade or withdrawal. All appeals will be handled as described in this document and in accordance with Demotech's policies.



Procedures for informing rated obligors about credit rating decisions and for appeals of final or pending credit rating decisions

For initial rating assignments, after a review and analysis of relevant information, Demotech informs entities of the preliminary rating assignment. Ratings are generally not finalized and published unless the subject entity agrees to engage in the rating process and consents to finalization. For subsequent rating actions resulting from ongoing monitoring of a rating assignment, Demotech will inform the rated entity of the action prior to the action being taken, where feasible. Demotech will reference specific metrics and factors that impacted the analysis and opinion, and will enumerate the major critical issues that will be the focus of Demotech's ongoing reviews.

In situations where the entity believes an inappropriate credit rating was arrived at due to factual errors, omissions, or misperceptions that would have a material effect on the rating, the entity will be afforded an opportunity to clarify such errors, omissions, or misperceptions, or provide additional information for Demotech's consideration. Upon receipt and review of any clarification or additional information, Demotech will determine if any modification to the rating assignment is warranted, subject to the review and approval process described in this document.

A rated entity may choose to withdraw its rating at any time. Although Demotech generally requires the consent of the entity prior to finalizing a rating assignment, ratings can be assigned, withdrawn, or revised by Demotech at any time in its sole discretion.

Procedures for monitoring, reviewing, and updating credit ratings

Demotech monitors all rated entities on an ongoing basis and takes such rating actions as may be necessary. Reviews are completed regularly on an annual and quarterly basis and are based primarily on annual and quarterly financial statements and other critical reports. Significant changes in an entity's financial or operating situation may also prompt a review. The review process focuses on material changes in the financial or operating condition of the entity. Not all criteria considered for an initial rating assignment are necessarily reviewed on a quarterly basis. Consistent, positive developments may warrant a rating upgrade; whereas, material adverse developments may result in the downgrade or withdrawal of a rating. All rating actions are made in the sole discretion of Demotech, subject to the review and approval process described in this document, and the appeal process described in this document. Changes made to Demotech's models and criteria for determining ratings are generally not applied retroactively to existing ratings; however, material changes to Demotech's methodology impacting an assigned rating will be applied in the course of ongoing monitoring and regular reviews. All rating actions are accompanied by a rating information disclosure form identifying the applicable methodology.

Procedures to withdraw a credit rating

When there are material quantitative or qualitative changes in the financial condition, operating condition, or operating environment of the entity, or when the ability of the entity to execute its business model comes into question, Demotech may determine that its rating assignment is no longer supported and should be withdrawn. As with all rating actions, the decision to withdraw a rating is subject to Demotech's review and approval procedures.

In Demotech's sole discretion, it may withdraw a rating at any time; however, in most instances, Demotech will notify the affected entity prior to the rating action and may request additional information. If feasible, Demotech may afford the affected entity a reasonable time to respond to the notification of Demotech's intent to withdraw and Demotech may consider any new information provided by the entity, including but not limited to a revision to the entity's business plan or access to additional capital. Demotech will then



make a final determination about revising or withdrawing a rating or taking such other rating action as it sees fit according to Demotech's policies, procedures, and methodologies.

Rating engagements are renewed on an annual basis. Should an entity decide not to renew its rating or otherwise not comply with the terms and conditions for maintaining a rating, Demotech may withdraw a rating. In such cases of an entity's voluntary withdrawal from the rating process, non-renewal of the rating services engagement, or breach of Demotech's terms and conditions, the reason for the withdrawal will be documented and the required disclosures for all rating actions will be made.



Financial Stability Rating® Methodology

The Financial Stability Rating® methodology applies to Demotech's ratings of all insurance companies, including Property and Casualty insurers; Title underwriters; Life, Health, Dental and Vision plans; and other risk bearing entities.

Demotech does not mandate specific financial benchmarks, acceptable ranges, or minimums for admitted assets, surplus, capital adequacy, leverage ratios, reinsurance programs, or other financial, operational, or capital adequacy performance measures. The initial assignment of a Financial Stability Rating® (FSR) and subsequent rating actions are based upon our interpretation of the overall financial stability of an insurer. Demotech believes management's ability to consistently report acceptable operating results is the culmination of sound management practices that have been implemented and monitored.

The assignment and monitoring of an FSR is based on a review of the entity and the analytical expertise and judgment of the rating analysts in the application of Demotech's rating methodology. The review and analysis process for determining a rating assignment includes both quantitative and qualitative considerations; however, the interpretation of certain quantitative factors and the consideration of additional qualitative factors necessarily require some subjective analysis from rating analysts.

Review and Analysis Process

Demotech generally follows the process outlined below for determining and assigning ratings. The rating process is interactive and may include questions for an entity's management and additional data requests throughout the review.



Business Model Review
Business Risk Review - catastrophe, geographic, line of business specific risk analysis
Financial Statement Analysis and Metrics Review
Reinsurance Review
Additional considerations including group structure and holding company review
Assignment of PFSR and discussion with management

Business Model Review

In reviewing an insurer, Demotech considers the business model and operating profile of the insurer. An initial understanding of an insurer's business model underlies all other aspects of the review. This initial step in the review seeks to understand an insurer's line(s) of business, geographic profile, operating environment, and other operational aspects of the insurer. Demotech has found that size, product line diversity, or geographic diversity have had a limited impact on the financial success of insurers. Adequate premiums, liquid investments, adequate loss and loss adjustment expense reserves, and the quality and quantity of reinsurance have proven to be critical to the ability to honor meritorious claims. Demotech recognizes that coverage specialists (insurers with more than 90% of their direct written premium in one line of business) focused on a particular niche can be financially stable and, in many cases, are in the best position to understand their business sectors, maintain consistent underwriting discipline, and maintain consistent relationships with agents and their core customers. While Demotech's evaluation concentrates on an insurer's area of focus and execution of their business model, an overall understanding of an insurer's market position, distribution channels, lines of business, and geographic exposure may be reviewed by Demotech and can impact our overall assessment of a company.



Business Risk Review

Demotech also reviews the specific risks associated with an insurer's business, including those related to line of business, geographic profile, catastrophe exposure, operating environment, and enterprise risk management, among others. An overall understanding of an insurer's business risk comprises an initial step in our review and informs other aspects of the review.

Line of Business, Geography, Catastrophe Exposure

A review of an insurer's lines of business, geographic areas of operation, and catastrophe exposure informs the specific risks for the insurer and provides perspective on the financial results of the company. Such specific risks may provide context for the quantitative aspects of Demotech's review process and may determine the nature and extent of our review of certain qualitative factors.

Legislative, Regulatory, and Judicial Environment

In some cases, the legislative, regulatory, and judicial environment may be considered in Demotech's review where legislation, regulations, or judicial decisions could materially impact an insurer's financial position or its ability to operate consistently given the market conditions of a particular jurisdiction. Regulatory practices or regulatory actions may affect the operating environment of insurance companies positively or negatively. Such actions may relate to product regulation, financial regulation, or market regulation. In some instances, legislation or judicial decisions may also alter the operating environment or risk exposure of certain insurers by altering, positively or negatively, the policyholder claims and litigation environment, the financial environment, or the insurance regulatory environment.

Enterprise Risk Management

Demotech may consider an insurer's enterprise risk management processes and capabilities. Depending on the nature of the insurer's business and its geographic profile, Demotech may obtain additional information from insurers, including the following:

Catastrophe Response Plan and Disaster Recovery Plan

Demotech requires property insurers writing significant business in catastrophe prone areas to submit a catastrophe response plan (CAT Response Plan) and disaster recovery plan, or business continuity plan, in addition to their reinsurance program information. Demotech may undertake a formal data call requiring subject insurers to provide the following information:

- Claims organization chart – in-house claims adjusting resources;
- Claims adjuster count – in-house claims adjusters;
- Qualifications of adjusters – experience and qualifications of in-house adjusters;
- Reporting protocol – claims reporting process;
- Responsible personnel – personnel responsible for assessing, monitoring, and responding to a catastrophe event;
- Third party administrator – third party service providers, affiliated and non-affiliated, that provide services and support for adjustment of catastrophe claims;
- Independent adjuster count – number of independent adjusters contracted with company;
- Management narrative – explanation, commentary, and description of overall CAT Response Plan;
- Disaster recovery plan – formal disaster recovery/business continuity plan.



Title Agent Appointment and Defalcation Prevention Process

Demotech requires most Title underwriters to provide information pertaining to their agent review and appointment process and defalcation prevention procedures. This information typically includes procedures and practices regarding how Title agents are vetted prior to their appointment by the Title underwriter, how the Title underwriter monitors agency activity including escrow reconciliation, audits, monitoring software, and other reviews, as well as protections in place to prevent escrow theft. This information may be considered in the assignment of a rating.

Financial Statement Analysis and Metrics Review

The primary focus of Demotech's rating process is a review and analysis of financial statements and the calculation of financial ratios and metrics. This review is based upon publicly available financial information, focuses on insurance fundamentals, and consists of an analysis of an insurer's balance sheet, income statement, loss and loss adjustment expense reserves, and other metrics.

Financial Stability Analysis Model

For entities with sufficient representative operating history, the application of Demotech's Financial Stability Analysis Model is a component of the rating process and involves a review of financial statements in addition to computation and analysis of critical financial ratios and metrics. The Financial Stability Analysis Model is a proprietary model that analyzes financial statement calculations and relationships. The model takes into account such things as operating performance, leverage, capital adequacy, liability mix, and loss and loss adjustment expense reserve development.

The model's output provides an objective indication of a rating assignment but is not determinative of a final rating or rating action. The Financial Stability Analysis Model is generally applied for initial rating assignments and is typically not applied to subsequent monitoring of assigned ratings. Monitoring of rating assignments focuses on material changes in the reported financial condition or operating situation of an entity.

Pro Forma/Projection Review

For entities without sufficient representative operating history, including startup entities and entities implementing new business models, a tactile review of pro forma financials is undertaken along with a review of the insurer's business model, business plan, critical assumptions, and the experience and qualifications of management or its anticipated vendors and service providers. Where applicable, the pro forma financial information may be compared to actual operating results of similar entities to determine the reasonableness of the entity's anticipated operating results.

Selected Metrics

Demotech's review of financial information may include the following balance sheet and income statement ratios, among others:

Capital Adequacy

Although Demotech does not establish internal minimums or publish our proprietary benchmarks, objective measures of capital are available. Sources include the statutes of various jurisdictions and the level of Risk-Based Capital, as determined by the National Association of Insurance Commissioners (NAIC) and reported in the statutory annual statement. Similarly, the consequences associated with the relative levels



of Risk-Based Capital are well-known to insurers. Accordingly, when an insurer calculates and reports total adjusted risk-based capital that does not exceed the Authorized Control Level Risk-Based Capital by a 3:1 ratio, it is reasonable to assume that management is developing an action plan to improve capital adequacy.

In addition, rote acceptance of the reported surplus level of an insurer does not necessarily provide an appropriate evaluation of the actual level of the reported surplus. Demotech considers other components of the balance sheet, statement of income, and statement of cash flow as significant keys to understanding and evaluating the reported surplus as an accurate estimate of available surplus. Our review and analysis process respects insurers that maintain surplus at a level that can absorb operating losses, including their retentions of losses and loss adjustment expenses related to their net retentions of potential catastrophe events, market fluctuations that impact investment income and the values of investments, and other factors that have a negative impact on surplus without the need to receive a capital contribution to remain financially stable. It has been our practice to expand our quarterly review process whenever an insurer reports an overall decrease to surplus that is greater than 10 percent of the surplus reported at the prior year-end. In our opinion, although the ability to obtain capital infusions to supplement or offset operating results is a valid consideration in the assignment of an FSR, it is not equivalent to intrinsic balance sheet integrity.

Liabilities to Surplus Leverage

A key leverage ratio in our analysis is total liabilities to surplus. Our preference is to see companies report a total liabilities to surplus ratio of less than 3:1. The lower the ratio, the greater the financial flexibility of the company. A ratio greater than 3:1 may subject the company to additional review and analysis.

For new companies and those companies experiencing significant premium growth, unearned premiums can represent a significant portion of total liabilities. If the company is posting underwriting losses while continuing to grow, the negative future impact to surplus may be compounded. In these situations, we need to understand the rationale and business and operating plan for attempting to outgrow poor underwriting results. Adequate pricing at the policy level, reinsurance costs, and loss and loss adjustment expense reserve development are important components of our evaluation.

Liquidity

Available cash and invested assets provide insight into the liquidity of admitted assets as well as the flexibility and capacity of an insurer's claims paying ability. A liquidity ratio, defined as cash and invested assets to total liabilities, of 1:1 or greater is our preference. While a lower result in and of itself is not necessarily cause for concern, an insurer with a liquidity ratio below 1:1 is likely to be scrutinized more than a carrier with a liquidity ratio of 1:1 or greater. Our review includes an evaluation of the carrier's liquidity position and the quality of the underlying assets. We view supplemental measures that companies have taken to ensure adequate liquidity, including securing letters of credit, formal lending agreements with affiliates, and other resources, as a positive reflection of management's ability to access additional cash flow if needed.

Loss and Loss Adjustment Expense Reserves

A key indicator of management's commitment to financial stability, solvency, and capital adequacy is their desire and ability to record adequate loss and loss adjustment expense reserves (loss reserves) on a consistent basis. Adequate loss reserves meet a higher standard than reasonable loss reserves. We view adverse loss reserve development as an impediment to the acceptance of the reported value of current, and future, surplus, as well as current and future reported earnings. From our perspective, any amount of adverse loss reserve development on a consistent basis may be indicative of management's inability or unwillingness to properly estimate ultimate incurred losses.



SPEQUELLAE®

SPEQUELLAE is a metric we developed to quantify, based upon self-reported public information, the quality of an insurer's pretax statutory earnings, as reported by carrier management. SPEQUELLAE is Demotech's acronym for: **S**tatutory **P**retax **E**arnings **Q**uality **U**sing **E**merging **L**oss and **L**oss **A**djustment **E**xpense Estimates.

SPEQUELLAE (unadjusted) measures the unadjusted impact of the adverse or favorable loss and LAE development, as reported by management, on initial reports of the statutory pretax earnings for previous calendar years. A SPEQUELLAE (unadjusted) index of 100 or higher indicates that management has historically issued reported pretax statutory earnings that withstood the test of time and had integrity. This situation exists because future loss and LAE development affirms the integrity of management's initial report of its statutory pretax income.

The calculation of an annual SPEQUELLAE (unadjusted) index for an under reserved company is:

$$100 * \left(1 - \frac{|\text{L\&LAE Reserve Development Reported One-Year Later}|}{|\text{Statutory Pretax Earnings Year X}|}\right)$$

The calculation of an annual SPEQUELLAE (unadjusted) index for an over reserved company is:

$$100 * \left(1 + \frac{|\text{L\&LAE Reserve Development Reported One-Year Later}|}{|\text{Statutory Pretax Earnings Year X}|}\right)$$

|| denotes absolute values

The power and objectivity of our index, SPEQUELLAE, is that it is simple to calculate, objective, and utilizes publicly available data. However, we note that SPEQUELLAE is "unadjusted," as company specific situations might impact or skew the calculation underlying the index.

Premium to Surplus Leverage

The NAIC's published Insurance Regulatory Information System (IRIS) ratios provide insurers, consumers, and other third parties with direction on acceptable ranges of gross premium written (GPW) and net premium written (NPW) to surplus ratios. For example, to avoid an exceptional regulatory ratio, the GPW to surplus ratio should be less than 9:1, with the NPW to surplus ratio less than 3:1. Although our preferred metrics may not be identical to these, premium to surplus leverage ratios are a component of our overall evaluation.

In our opinion, a GPW to surplus ratio in excess of 6:1 could subject the company to greater scrutiny during the review process. Likewise, a NPW to surplus ratio greater than 3:1 could also subject the company to greater scrutiny. We may be comfortable with higher ratios when the insurer can demonstrate that a contributing factor to the higher ratio is relative improvement in rate adequacy.

Underwriting Results

Although Demotech does not expect a company to record and report an underwriting gain in each quarterly reporting period, a component of our review process is the evaluation of underwriting results. Any company recording an underwriting loss greater than 10 percent of prior year surplus may be subject to a detailed review of current operating results. Chronic underwriting losses may prompt a request for information



regarding rate making, policy limits, exposure information, reinsurance programs, or other information relative to the current and future operating results.

When an insurer has selected a business model that reflects significant administrative fees, commissions, or fees to affiliated or non-affiliated managing general agencies or third party administrative firms, the insurer will need to provide insight on how these relationships impact its operating results as well as its business model. Since this business model diverts revenue streams from the insurer to other entities, this structure might hamper the ability of the insurer to grow surplus through profitable operations, i.e., organically.

Quality and Quantity of Reinsurance™ Review

Reinsurance is often a critical component of an insurer's risk management program and business model. An appropriate level of reinsurance may help facilitate an insurer's ability to meet its policyholder obligations and protect the insurer's financial stability. As part of the rating process, Demotech reviews the appropriateness of an insurer's reinsurance program. The appropriate levels and structure of an insurance company's reinsurance program depend on a number of factors, including the level of surplus, structure of the risk bearing entity, the insurer's business model, the nature of the risk exposure, and the results of third party or internal catastrophe models. For insurers with limited loss exposure related to their policies or operating under certain business models, reinsurance protection may not be necessary.

For insurers with significant exposure to catastrophe risk, the Quality and Quantity of Reinsurance™ review is a substantial aspect of the overall review process and Demotech requires additional information from the insurer related to its catastrophe reinsurance program. In such cases, a company with a net catastrophe retention greater than 15% of prior year surplus (first event, pre-tax) may trigger a more detailed review regarding its relative surplus position and catastrophe reinsurance program.

Demotech reviews the reinsurance programs in place, in conjunction with third party catastrophe modeling based on the insurer's portfolio of policies. Unless a significant change in an entity's circumstances warrants a more frequent review, the Quality and Quantity of Reinsurance™ review is generally undertaken on an annual basis, as reinsurance programs are typically in place for one year terms.

The critical components of a catastrophe reinsurance program include, but are not limited to, the insurer's selected parameters used in modeling its probable maximum loss, net catastrophe retentions for specified event return times, and its vertical and horizontal reinsurance capabilities.

When carriers purchase private sector reinsurance from financially stable reinsurers, there is an expectation that the meritorious demands of the cedents will be honored in a timely manner, in the normal course of business. However, Demotech may consider additional factors in its review, including the source and operation of the reinsurance program. Such additional information may include:

- Information on any structured quota share reinsurance agreements as applicable;
- Participation in pools or other corporate structures impacting the company's catastrophe reinsurance program;
- For Florida property insurers, participation in a Citizens depopulation program and information explaining the specifics of how the company will address any short-fall or timing issues relative to the liquidity of the Florida Hurricane Catastrophe Fund (FHCF), if applicable.



Additional Considerations

The review and rating process is primarily focused on quantitative criteria and insurance fundamentals. There is, necessarily, a subjective aspect to the review of the insurer's business model, business risks, and financial criteria outlined above that requires the expertise and judgment of Demotech's analysts. In addition, certain qualitative considerations could potentially impact a rating assignment or action.

Group Structure, Holding Company, and Ownership

Demotech may review and assess considerations relating to an insurer's owners, parent company, holding company, or affiliated companies. Demotech may review the financial information related to such entities, material risks, and other information about the relationship between the insurer and the owner/parent/holding/affiliate company. Such considerations may impact a rating favorably where the owner/parent/holding/affiliate company is in a position to provide or raise capital, or otherwise positively impact the financial position of the insurance entity, including through the implementation of a revised business plan; or may impact a rating negatively where the financial condition, operations, or risks related to the owner/parent/holding/affiliate company may affect the insurer.

Management

Demotech generally evaluates the quality of management only insofar as it is reflected in the operating results of an entity or the quantitative aspects of Demotech's review, i.e., in the effective execution of the company's business model. However, in some instances Demotech's confidence in management may impact its determination regarding a particular rating action, especially with regard to management's ability to successfully execute business plans, prepare and report accurate financial statements, or evaluate and implement necessary corrective actions. Changes in key management positions may prompt additional inquiries and review.

Future Plans and Anticipated Changes

When management knows and communicates information regarding future plans or anticipated changes to the entity's operations, Demotech may use this information to place historical results in context and as a way to understand potential future financial results. Demotech may consider the anticipated effects of an insurer's future plans and anticipated or recently implemented changes in its review.

Monitoring: Affirmations, Upgrades, and Downgrades

Demotech monitors rating assignments on an ongoing basis. Demotech's monitoring typically consists of quarterly and annual reviews; however, specific events may warrant additional reviews as necessary. Demotech may take any rating action it deems appropriate at any time based on its monitoring of an entity.

Monitoring generally focuses on a review of several key metrics, with rating actions based on positive operating performance results or material adverse changes to an insurer's financial stability. The monitoring review generally focuses on the following key metrics: policyholder's surplus, liquidity, leverage, loss reserve development, underwriting results, and capital adequacy. When significant changes in an insurer's business model, internal operations, or operating environment are identified, or if we identified particular areas of concern in previous reviews, Demotech will focus on those areas of concern and the relative performance of plans or changes implemented by the company to address those concerns. Additionally, Demotech may consider other criteria outlined in this methodology where such criteria could reasonably be expected to impact the insurer's financial situation.



Demotech recognizes that the business plans of insurers may not go as planned for a variety of reasons, including, but not limited to, economic shock created by:

- Natural catastrophes including hurricanes, tornadoes, floods, and wildfires;
- A "black swan" event, e.g., economic or financial crises, or a pandemic, which can have implications for an economy and investing markets;
- Judicial decisions, legislative enactments, or regulatory changes that could result in changes to claims procedures, practices, and protocols; and
- Other events, such as war, nuclear contamination, or climate change.

Demotech recognizes that certain internal actions undertaken by insurance companies, including such things as changes in business plans, implementation of rate adjustments, and changes in an insurer's book of business, as well as external factors, including changes to the legislative, judicial, or regulatory environment or changes to certain markets, may take several quarters or even years to fully reveal themselves. Consistent with our belief that the primary responsibility of insurers is the ability to respond to meritorious claims, Demotech is unlikely to penalize an insurer for what may be a temporary disruption of the execution of their business plan (i.e., quarterly losses or catastrophe events), a change in judicial precedent that impacts historically acceptable claims processing, a strengthening of loss and loss adjustment expense reserves, or the manifestation of a risk or event outside the normal course of events, etc.

Demotech's monitoring and decision to take action related to rating assignments may factor in an insurer's incremental improvements, expected turnaround times for implemented plans or changes, past operating performance, and the overall trajectory of the company. In some cases, immediate action may be appropriate and necessary; however, it is atypical for the performance of an insurer over a single quarter to result in an upgrade or a downgrade. For the reasons described above, rating actions are typically based on at least several quarters of reviews. Consequently, where an insurer's current operating results may not otherwise meet Demotech's preferred metrics, Demotech may sustain a rating assignment if the insurer has articulated a reasonable and acceptable improvement plan or modified business model, and demonstrates anticipated, incremental improvement over a realistic time period. In addition, Demotech will review the carrier's (or its affiliates', holding company's, or parent company's) ability to infuse sufficient cash or other liquid admitted assets as may be necessary to restore financial metrics to a level acceptable and consistent with the assigned rating. Continuous monitoring will evaluate the successful execution of the business model and the overall financial stability of the company. Rating actions will be taken as necessary based on Demotech's overall assessment of the company.

Additional Information Regarding the Methodology and Rating Actions

Criteria outlined in this methodology are not a safe harbor or bright-line indicator for acceptable financial performance or a financially stable insurer. Demotech reviews and assesses quantitative factors and qualitative considerations for each company we review and rate. A Financial Stability Rating® reflects Demotech's opinion of the overall financial stability of an insurer. Demotech does not make recommendations to the entities it reviews and rates. Demotech may, however, engage in dialogue with, and provide feedback to, rated entities regarding Demotech's review process, assumptions, and criteria. Insurers should not assume that any particular results reported to Demotech or course of action undertaken by an insurer will result in a particular rating. Demotech reviews the overall condition of a company, including any applicable external factors such as jurisdictional risk and market conditions that may impact a rating assignment. Deficiencies in certain metrics may be addressed and compensated by strengths in others. It is also important to note that publicly available statutory financial statements are snapshots of insurers at a particular point in time and may not fully capture certain dynamic aspects of an insurer's financial condition or other pertinent non-public information. Demotech applies its methodology objectively and consistently, and strives to be transparent in its rating process for the benefit of rated entities



and users of ratings. Although two insurers may report comparable financial statements at a given point in time, differences in operating history, access to capital, ownership, management, business plans, reinsurance arrangements, other non-public information shared by management, and other factors that may not be apparent in publicly reported financial statements or other public information may result in different rating assignments.

Notice

Effective Date: 07/11/2022